================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
             For the fiscal year ended December 31, 1999

                                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
             For the transition period from............to...............


                          Commission file number 0-7949


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              BANCWEST CORPORATION

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000

================================================================================

BANCWEST CORPORATION
DEFINED CONTRIBUTION PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------



                                                                                PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                                 2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     at December 31, 1999 and 1998                                                3

   Statements of Changes in Net Assets Available for Plan Benefits
     For the Years Ended December 31, 1999 and 1998                               4

   Notes to Financial Statements                                                  5

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment
     Purposes at December 31, 1999                                               14

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Qualified Account Balance Plans Committee of BancWest Corporation


In our opinion, the accompanying statements of net assets available for plan benefits present fairly, in all material respects, the financial position of the BancWest Corporation Defined Contribution Plan (the "Plan") at December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 has been presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Honolulu, Hawaii
June 23, 2000

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------



                                                    1999              1998
                                               ------------      ------------
ASSETS:
   Investments, at fair value (Note 4)         $273,546,729      $172,340,537
   Contributions receivable from employer           516,532         2,179,608
                                               ------------      ------------
       Total assets                             274,063,261       174,520,145
                                               ------------      ------------

LIABILITIES:
   Accrued expenses                                      --            27,825
                                               ------------      ------------
       Total liabilities                                 --            27,825
                                               ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $274,063,261      $174,492,320
                                               ============      ============



    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------



                                                            1999                 1998
                                                        ------------         ------------
ADDITIONS:
   Employer contributions (Note 7)                      $ 16,363,087         $ 10,397,586
   Net appreciation of investments (Note 4)               41,297,309           21,094,743
   Interest and dividend income                           20,512,511            7,021,159
   Transfer from other retirement plan (Note 5)           41,647,189                   --
                                                        ------------         ------------
                                                         119,820,096           38,513,488
DEDUCTIONS:
   Payments made to participants                          19,976,531           11,523,869
   Administrative expenses                                   272,624              217,856
                                                        ------------         ------------
                                                          20,249,155           11,741,725
                                                        ------------         ------------

       Increase in net assets                             99,570,941           26,771,763

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                     174,492,320          147,720,557
                                                        ------------         ------------

   End of year                                          $274,063,261         $174,492,320
                                                        ============         ============



    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the BancWest Corporation (the "Company") Defined Contribution Plan (the "Plan") have been prepared in conformity with generally accepted accounting principles. The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation in the fair value of investments which consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES

    The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

    DEFINED CONTRIBUTION PLAN STRUCTURE

    In May 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of investing their contributions in any one of the following funds:
    Putnam Voyager Fund, Putnam Income Fund, Putnam Stable Value Fund, Putnam Vista Fund, BancWest Corporation Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Growth Portfolio, Putnam New Opportunities Fund, Putnam Growth and Income Fund, Bishop Street Equity Fund, Bishop Street High Grade Income Fund and Other Segregated Accounts.

    The Company also has a 401(k) YesPay Savings Plan component of the Plan in which eligible employees may elect to defer a portion of their compensation by contributing to their YesPay Savings Account. Contributions and transactions related to the YesPay Savings Account are accounted for separately in the funds described above.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    INVESTMENT VALUATION AND INCOME RECOGNITION

    Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

    Notes and mortgages are valued at the lower of the unpaid principal balance or estimated realizable value.

    Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.


2.  DESCRIPTION OF PLAN

    The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Company. In 1999, the Plan was amended to allow the accounts of Bank of the West (a wholly-owned subsidiary of BancWest Corporation) employees who participated in the BNP U.S. Savings Plan to be merged with and into the Plan (See Note 5 for further discussion). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The principal provisions under the Plan are as follows:

    PARTICIPATION:                       Employees who receive from the Company
                                         or certain subsidiaries a regular
                                         stated compensation other than a
                                         pension, severance pay, retainer or fee
                                         under contract are eligible under the
                                         Plan. Eligible employees become members
                                         on the first day of the month
                                         coinciding with or following the
                                         completion of one year of service in
                                         which the employee worked 1,000 hours.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    VESTING OF BENEFITS:                 20% for each year of service with full
                                         vesting after five years of service.
                                         Full vesting is provided in case of a
                                         member's death, retirement or
                                         disability regardless of years of
                                         service.

                                         Employees are fully vested in Employer
                                         Matching Contribution after one year of
                                         service in their YesPay Savings Account
                                         balance.

                                         If the lump-sum present value of
                                         accrued benefits is $5,000 or less, a
                                         lump-sum payment of these benefits is
                                         paid.

    CONTRIBUTIONS - COMPANY:             Prior to January 1, 1999, the Company's
                                         contribution to the profit sharing
                                         account was based on a formula that was
                                         related to the percentage increase in
                                         the Company's consolidated net
                                         earnings, as adjusted for business
                                         entities that had been acquired by the
                                         Company during any Plan year, over the
                                         previous year. The Company paid out
                                         one-half (1/2) of the amount computed
                                         as a cash bonus under the Company's
                                         Bonus Plan for Employees. The other
                                         half was contributed into the Plan. The
                                         Plan was amended effective January 1,
                                         1999 to state that no profit sharing
                                         contributions would be made for any
                                         Plan year commencing after December 31,
                                         1998.

                                         Each member may elect to defer from 1%
                                         to 16% of his pre-tax compensation. The
                                         amount by which compensation is reduced
                                         is treated as a Company contribution to
                                         the YesPay Savings Account. The Company
                                         matches 150% for the first 1% of
                                         contributions, 100% for the second 1%
                                         of contributions and 50% for the third
                                         1% of contributions. Matching
                                         contributions are made by the Company
                                         on a pay-period basis.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    LOANS FROM MEMBER ACCOUNTS:          Any member may borrow part of the net
                                         value of his Deferred Defined
                                         Contribution and YesPay Savings
                                         Accounts for the purposes of assisting
                                         the member in meeting any unusual or
                                         unforeseen conditions in his financial
                                         affairs. Loans are secured by the
                                         member's vested account balance.
                                         Members may not have more than two
                                         loans outstanding at any one time.
                                         Effective as of October 1, 1999, the
                                         Plan was amended to limit the amount of
                                         the loan to the amount required to
                                         relieve the immediate financial
                                         hardship.

    ALLOCATION OF COMPANY                Company contributions to the Plan are
    CONTRIBUTIONS:                       allocated to members based upon the
                                         relationship of the member's
                                         compensation for the plan year divided
                                         by the total compensation of all
                                         members entitled to an allocable share
                                         of the Plan contributions.

    TREATMENT OF FORFEITURES:            Forfeitures are applied to reduce
                                         future contributions and administrative
                                         expenses of the Company. Forfeitures
                                         applied to reduce contributions and
                                         administrative expenses of the Company
                                         amounted to $114,650 and $348,692 in
                                         1999 and 1998, respectively.

    BENEFIT PAYMENTS:                    After the applicable benefit condition
                                         is met, employees may elect to receive
                                         their benefits in a lump-sum
                                         distribution or in monthly or other
                                         periodic equal installments as nearly
                                         equal in amount as may be practicable
                                         over a period not to exceed life
                                         expectancy.

                                         In addition, upon written application
                                         and approval, a member may obtain a
                                         hardship withdrawal not to exceed his
                                         vested interest for medical expenses,
                                         education and attendant expenses of a
                                         child, and acquisition or improvement
                                         of a member's home.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    PLAN TERMINATION:                    In the event the Plan terminates, all
                                         amounts credited to affected members'
                                         accounts shall become nonforfeitable
                                         and after payment of all related
                                         expenses and adjustment of affected
                                         members' accounts to reflect such
                                         expenses, profits and losses and
                                         forfeitures to date of termination,
                                         each member or the beneficiary of any
                                         member shall be entitled to receive his
                                         entire interest in the Plan.

    GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.

3.  INVESTMENT PROGRAMS

    The funds listed below were the investment options available to Plan participants as of December 31, 1999 and 1998. Any of these funds may be held in cash pending investment or distribution.

    (a) PUTNAM VOYAGER FUND

        The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

    (b) PUTNAM STABLE VALUE FUND

        The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

    (c) PUTNAM VISTA FUND

        The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    (d) BANCWEST CORPORATION STOCK FUND

        This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of BancWest Corporation. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

    (e) PUTNAM INTERNATIONAL GROWTH FUND

        The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

    (f) PUTNAM S&P 500 INDEX FUND

        The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

    (g) PUTNAM ASSET ALLOCATION FUNDS

        The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

               CONSERVATIVE PORTFOLIO

               The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

               BALANCED PORTFOLIO

               The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

               GROWTH PORTFOLIO

               The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    (h) PUTNAM NEW OPPORTUNITIES FUND

        The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services and value-oriented consuming.

    Beginning on July 1, 1999, the Plan also made the following investment options available to Plan participants:

    (i) PUTNAM GROWTH AND INCOME FUND

        The objective of this fund is to provide capital growth and current income by investing primarily in common stocks that offer the potential for capital growth while also providing current income.

    (j) BISHOP STREET EQUITY FUND

        The objective of this fund is to provide returns consistent with the performance of the U.S. stock market, as generally measured by broad U.S. stock market indices such as the S & P 500. The fund primarily invests in common stocks and other equity securities that have potential for capital appreciation, including convertible securities. The Bishop Street Equity Fund receives investment advisory services from First Hawaiian Bank (a wholly-owned subsidiary of BancWest Corporation).

    (k) BISHOP STREET HIGH GRADE INCOME FUND

        The objective of this fund is to provide high current income. This fund primarily invests in high grade U.S. dollar-denominated debt obligations of domestic corporations and the U.S. Government. This fund replaced the Putnam Income Fund as an investment option available to Plan participants. The Bishop Street High Grade Income Fund receives investment advisory services from First Hawaiian Bank.

    (l) SEGREGATED ACCOUNTS

        Assets in this fund are invested in investment vehicles of the participant's choice.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



4.  INVESTMENTS

    At December 31, 1999 and 1998, the fair value of Plan investments were as follows:

                                                   1999                  1998
INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICES:
   MUTUAL FUNDS:
     Putnam Voyager Fund                      $ 51,275,379*         $ 33,433,797*
     Putnam Income Fund                                 --             5,602,278
     Putnam Stable Value Fund                   29,638,166*           11,295,407*
     Putnam Vista Fund                          25,458,670*           14,156,353*
     BancWest Corporation Stock Fund            14,238,374*           15,308,283*
     Putnam International Growth Fund           14,535,451*            7,600,491
     Putnam S&P 500 Index Fund                  28,113,223*           18,910,989*
     Putnam Asset Allocation -
       Conservative Portfolio                   11,227,335             8,708,139
     Putnam Asset Allocation -
       Balanced Portfolio                       17,775,277*           15,231,741*
     Putnam Asset Allocation -
       Growth Portfolio                         15,812,343*           12,701,370*
     Putnam New Opportunities Fund              45,383,794*           26,561,910*
     Putnam Growth and Income Fund               5,630,335                    --
     Bishop Street Equity Fund                   1,035,859                    --
     Bishop Street High Grade
       Income Fund                               6,218,127                    --
   Segregated Accounts                           2,956,290                    --
                                              ------------          ------------
                                               269,298,623           169,510,758
                                              ------------          ------------
INVESTMENTS AT ESTIMATED FAIR VALUE:
     Promissory notes                            4,248,106             2,829,779
                                              ------------          ------------

         Total investments                    $273,546,729          $172,340,537
                                              ============          ============

* Represents five percent or more of the Plan's net assets at December 31, 1999 and 1998.


    For the years ended December 31, 1999 and 1998, the net appreciation of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                       1999                  1998
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
  QUOTED MARKET PRICES:
   Mutual funds                                    $ 42,234,267          $ 21,094,743
   Segregated accounts                                 (936,958)                   --
                                                   ------------          ------------

     Net appreciation of investments               $ 41,297,309          $ 21,094,743
                                                   ============          ============



    Dividend income earned from investments in BancWest Corporation common stock amounted to $435,028 and $319,050 in 1999 and 1998, respectively.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



5.  TRANSFER FROM OTHER RETIREMENT PLAN

    Effective January 1, 1999, the Plan was amended to include Bank of the West as a participating employer in the Plan. Concurrently, the accounts of Bank of the West employees who participated in the BNP U.S. Savings Plan were merged with and into the Plan. The BNP U.S. Savings Plan was established for the benefit of eligible employees of United States affiliates of Banque Nationale de Paris ("BNP").


6.  TAX STATUS

    The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

    The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997. Although amended since 1997, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.


7.  EMPLOYER CONTRIBUTIONS

    In 1998, employer contributions consisted of profit sharing contributions, 401(k) contributions made on behalf of the participants through salary deferral and 401(k) matching contributions. In 1999, as a result of an amendment to the Plan, employer contributions consisted only of 401(k) contributions made on behalf of the participants through salary deferral and 401(k) matching contributions.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1999
--------------------------------------------------------------------------------



                                                      DESCRIPTION OF         NUMBER OF
            IDENTITY OF ISSUER                          INVESTMENT             SHARES        FAIR VALUE
            ------------------                        --------------         ---------      ------------
MUTUAL FUNDS:
   Putnam Voyager Fund                                   Open-end             1,622,646     $ 51,275,379
   Putnam Stable Value Fund                              Open-end            29,636,916       29,638,166
   Putnam Vista Fund                                     Open-end             1,431,757       25,458,670
   BancWest Corporation Stock Fund                       Open-end               729,857       14,238,374
   Putnam International Growth Fund                      Open-end               487,943       14,535,451
   Putnam S&P 500 Index Fund                             Open-end               804,779       28,113,223
   Putnam Asset Allocation - Conservative Portfolio      Open-end             1,063,195       11,227,335
   Putnam Asset Allocation - Balanced Portfolio          Open-end             1,370,499       17,775,277
   Putnam Asset Allocation - Growth Portfolio            Open-end             1,034,162       15,812,343
   Putnam New Opportunities Fund                         Open-end               491,123       45,383,794
   Putnam Growth and Income Fund                         Open-end               299,965        5,630,335
   Bishop Street Equity Fund                             Open-end                57,934        1,035,859
   Bishop Street High Grade Income Fund                  Open-end               662,207        6,218,127
SEGREGATED ACCOUNTS                                      Open-end             2,956,290        2,956,290
                                                                                           -------------
                                                                                             269,298,623
                                                                                           -------------

                                                      Due 8/1/99 - 9/1/28
PROMISSORY NOTES                                      7.75% - 13.50%                 --       4,248,106
                                                                                           ------------

         Total assets held for investment purposes                                         $273,546,729
                                                                                           ============

NOTE: All of the Plan's assets held for investment purposes are participant-directed.

                              REQUIRED INFORMATION

BancWest Corporation Defined Contribution Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are incorporated herein by this reference.


                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN




Date June 28, 2000                     By  /s/ SHEILA M. SUMIDA
                                           -------------------------------------
                                               SHEILA M. SUMIDA
                                               PLAN ADMINISTRATOR

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-22107 and 333-75483) and the Post-Effective Amendment on Form S-8 to Form S-4 (File No. 333-76271) of BancWest Corporation of our report dated June 23, 2000 relating to the financial statements and schedules of the BancWest Corporation Defined Contribution Plan as of and for the years ended December 31, 1999 and 1998, which appears in this Form 11-K.



                                    /s/ PricewaterhouseCoopers LLP



Honolulu, Hawaii
June 27, 2000